Item 77D

SCUDDER TECHNOLOGY FUND

Scudder Technology Fund changed its name-related investment policy. Prior to March 1, 2002, the Fund's policy stated that the fund pursues its goal by The fund normally invests at least 65% of total assets in common stocks of U.S. companies in the technology sector. These may include companies of any size that commit at least half of their assets to the technology sector, or derive at least half of their revenues or net income from that sector. Examples of industries within the technology sector are aerospace, electronics, computers/software, medicine/biotechnology, geology and oceanography. The policy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks of U.S. companies in the technology sector. These may include companies of any size that commit at least half of their assets to the technology sector, or derive at least half of their revenues or net income from that sector. Examples of industries within the technology sector are aerospace, electronics, computers/software, medicine/biotechnology, geology and oceanography.